Exhibit 12
NORTEL NETWORKS CORPORATION
Computation of Ratio of Earnings from Continuing Operations to Fixed Charges

	Years ended December 31,
(millions of U.S. dollars)	2006	2005	2004	2003	2002
	As restated	As restated	As restated	As restated	As restated

Earnings (loss) from continuing operations before income taxes as reported in the consolidated statements of operations	79	(2,692)	(316)	32	(3,430)

Add:
Minority interest	59	39	33	48	(10)
Equity in net loss of associated companies	3	(3)	—	36	17

Earnings (loss) from continuing operations before minority interest, equity in net loss of associated companies and income taxes	141	(2,656)	(283)	116	(3,423)

Add:
Fixed charges	414	286	270	297	433
Amortization of capitalized interest	—	—	—	(2)	(2)
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Distributed income from equity investees	—	—	—	—	—

Subtract:
Interest capitalized	—	—	—	—	4
Preference security dividend requirements of consolidated subsidiaries without fixed charges	—	—	—	—	—
Minority interest in pre-tax of subsidiaries without fixed charges	(59)	(39)	(33)	(48)	10

Income (loss) as adjusted	496	(2,410)	(46)	363	(2,978)

Fixed charges:
Interest expense
— Long-term debt	272	209	192	178	220
— Other	68	10	10	28	52

Interest expense of finance subsidiaries	—	—	—	—	—
Interest expense of unconsolidated subs	—	—	—	—	—
1/3 of rental expense on operating leases deemed to be representative of interest expense	66	58	60	87	156
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	8	9	8	4	1

	414	286	270	297	429

Ratio of earnings from continuing operations to fixed charges	1.2	*	*	1.2	*

*	The earnings of Nortel Networks Corporation were inadequate to cover fixed charges for the years ended December 31, 2005, 2004 and 2002 by $2,695, $316 and $3,407 respectively.